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                                                                      Exhibit 34

                              OLIMPIA PRESS RELEASE

                      OLIMPIA SHAREHOLDERS MEETING IS HELD

              THE DEED OF MERGER FOR THE MERGER BY INCORPORATION OF
            HOLY INTO OLIMPIA HAS BEEN EXECUTED AND THE MERGER WILL
                        BECOME EFFECTIVE ON MAY 9, 2003

Milan May 5, 2003 - Today the merger deed for the merger of Holy Srl (company 100% controlled by Hopa Spa) into Olimpia was executed as approved by the respective shareholders meeting last March.

According to the deed of merger, the merger will become effective as of May 9, 2003, and that Holy Srl will consequently cease to exist as of that date. From that date the exchange ratio will be applicable based on an exchange of n.
297.637.360 new Olimpia shares against the entire capital of Holy (formed by a share of nominal 10.000 euro).

In accordance with the terms of Olimpia Spa shareholders meeting held today, a new director has been nominated in the person of Emilio Gnutti. Upon completion of the merger the share capital of Olimpia will be structured as follows:
Pirelli SpA. 50,4%; Edizione Holding SpA./Edizione Finance International Sa 16,8%; Hopa 16%; Banca Intesa 8,4%; Unicredito 8,4%.